UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ] Form 40-F [X]

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes [ ] No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: October 31, 2003

By:	/s/ Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K:
EXHIBIT A:
Press Release dated October 30, 2003 - Investor Group Comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners Signs Definitive Agreement to Acquire CINAR Corporation

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

DATE	October 30, 2003

RE	For immediate release

Investor Group Comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners Signs Definitive Agreement to Acquire CINAR Corporation

Transaction Receives Support of CINAR Board of Directors, Founders

Montreal, Canada, October 30, 2003 — An investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners announced today the signing of a definitive agreement to acquire all of the outstanding multiple and limited voting shares of CINAR Corporation for US$143.9 million in cash by way of a plan of arrangement.

The Board of Directors of CINAR has approved the transaction, and the company’s founders, who together hold approximately 96% of the multiple voting shares, have agreed to vote their shares in favour of the sale.

“From Arthur to Caillou, from Carson-Dellosa to HighReach, CINAR has a number of popular and important brands in children’s education and entertainment. We are committed to building these highly recognizable brands and look forward to working closely with our team and our new colleagues to lead the company to new heights. We are particularly excited about the potential for the education division under the continuing inspired leadership of Steve and Patti Carson,” said Hirsh and Taylor. “As a well-capitalized private company stimulated by a new vision and the creative talent of its people, we are confident that CINAR will play a leadership role in its markets and are delighted to drive its renaissance.”

“We are happy to be working with Michael Hirsh and Toper Taylor, highly respected veterans of the entertainment industry, and believe that they have the requisite experience and skills to build on CINAR’s history and strengths. We’re also very excited about the potential for the company’s education business,” added Joe Wiley, Managing Director, TD Capital Canadian Private Equity Partners.

“We look forward to working with our new partners and focusing all of our energy on developing new products and services for our markets and growing the business,” stated Steve Carson, President of CINAR Education and co-founder of Carson-Dellosa Publishing.

Of the US$143.9 million purchase price, approximately US$1.2 million will be held in escrow pending resolution of a dispute with the Company’s founders regarding the validity of their exercise of certain CINAR options.

The agreement also calls for a pro rata distribution to shareholders of the potential net proceeds from the settlement of certain outstanding litigation. This distribution will take place to the extent such litigation is settled prior to the fifth business day preceding the meeting at which shareholders will be asked to vote on the transaction and providing certain other conditions are met. In the event that net litigation proceeds have not been determined by such time, CINAR shareholders will be granted non-transferable contingent cash entitlements providing them with the right to receive 70 percent of the net proceeds of such litigation.

A circular outlining the details of the proposed transaction will be mailed by CINAR to its shareholders shortly, and the deal is expected to close within 60 days, pending necessary shareholder and regulatory approvals.

RBC Capital Markets acted as advisor to the investor group, with debt financing to be provided by RBC Royal Bank Media & Entertainment Group (Toronto) and RBC Centura Knowledge Based Industries Group (North Carolina).

Michael Hirsh and Toper Taylor

Michael Hirsh and Toper Taylor have over 50 years of combined experience as entrepreneurs and business builders in the global kids’ and family entertainment business. Hirsh was a founder and former CEO of Nelvana Limited and Taylor was formerly President of International Distribution, Marketing and Consumer Products for Nelvana Limited and President of Nelvana Communications, its L.A.-based sales and development office. Hirsh also co-founded Teletoon and is the co-author of The Great Canadian Comics. Taylor is a former television packaging agent at the William Morris Agency and currently sits on several boards at the University of Southern California.

TD Capital Canadian Private Equity Partners

TD Capital Canadian Private Equity Partners (CPEP) is a fund established by TD Capital, the private equity arm of TD Bank Financial Group. Established more than 35 years ago, TD Capital has approximately $3 billion of capital under management through its offices located in Canada and the United States. In 2000, CPEP raised the largest ever bank-sponsored private equity partnership in Canada, with $635 million of commitments. CPEP has 15 investment professionals located in its Toronto office. For more information on TD Capital, please visit www.tdcapital.com.

For further information contact:

Alex Radmanovich Pelican Public Relations (514) 845-2949 (514) 886-1896 (mobile) aradman@rppelican.ca

Please note that photos are available on CanaPress.